Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-162890) on Form S-8 of ALLETE, Inc. of our report dated June 10, 2011, with respect to the statements of the net assets available for benefits of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan for the years ended December 31, 2010 and 2009,  the related statement of changes in net assets available for benefits for the year ended December 31, 2010, and the related supplemental schedules as of December 31, 2010, which report appears in the December 31, 2010, annual report on Form 11-K and Form 11-K/A of the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan.

/s/ Reilly, Penner & Benton LLP

Reilly, Penner & Benton LLP
Milwaukee, Wisconsin
June 15, 2011